UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Convocation of the 142nd Ordinary General Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.

(Registrant)

Date: June 1, 2011	By:	/s/ Mikio Fujitsuka Mikio Fujitsuka
Senior Executive Officer

(Translation)
Notes: 1.	This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.
2.	Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your custodians, nominees or brokers accordingly in advance of the date of the Ordinary General Meeting of Shareholders.
NOTICE OF CONVOCATION OF THE
ONE HUNDRED AND FORTY-SECOND (142ND)
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF KOMATSU LTD.

Securities Code: 6301 May 31, 2011
Dear Shareholders:
We would like to express our heartfelt sympathy to every shareholder who has been affected by the Great East Japan Earthquake in March 2011.
Please be advised that the 142nd Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.
If you are unable to attend the above Meeting in person, it would be very appreciated if you could “Exercise voting rights by conventional postal delivery” or “Exercise voting rights via the Internet.” Please check the “Reference Materials for the General Meeting of Shareholders” (pages 44 to 53) and exercise your voting rights by 5:45 p.m. on Tuesday, June 21, 2011 (Japan Time).
(Exercising voting rights by conventional postal delivery)
Please indicate “for” or “against” for each agenda item shown on the enclosed Card for Exercising Voting Rights, and return it via the conventional postal delivery system. The mail must be delivered to the Company by the above time for exercising voting rights.
(Exercising voting rights via the Internet)
Please carefully access the website (http://www.evote.jp/) designated by the Company, follow the directions on the screen, and indicate “for” or “against” for each agenda item. Voting must be performed by the above time for exercising voting rights.
Institutional investors can utilize the electronic platform for exercising voting rights, which is operated by ICJ, Inc.

Sincerely,

Kunio Noji
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku, Tokyo

Details

1. Date and Time:	Wednesday, June 22, 2011 at 10:00 a.m. (Japan Time)

2. Place:	West Hall 1, West Exhibition Hall, Tokyo Big Sight 11-1, Ariake 3-chome, Koto-ku, Tokyo

3. Purpose:
Items to Be Reported
(1)	The Business Report and the Consolidated Statutory Report for the 142nd fiscal year (April 1, 2010 — March 31, 2011), as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.
(2)	The Non-Consolidated Statutory Report for the 142nd fiscal year (April 1, 2010 — March 31, 2011).
Items to Be Resolved
Item 1:	Appropriation of Surplus
Item 2:	Election of Ten (10) Directors
Item 3:	Election of One (1) Corporate Auditor

Item 4:	Payment of Bonuses for Directors

Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company
4. Matters Related to the Exercise of Voting Rights
(1)	Handling of duplicated voting

If you exercise your voting rights twice, both by mail and via the Internet, the voting via the Internet shall prevail regardless of the arrival date of the mailed vote. In the case of multiple voting via the Internet, the last voting shall prevail.

(2)	Diverse exercise of voting rights

If you diversely exercise your voting rights, you are required to notify the Company the details and the reasons for this in writing.
Notes:

1.	In the event that you attend in person, please submit the enclosed Card for Exercising Voting Rights at the reception.

2.	Information regarding the items listed below is not contained within this document, entitled “Notice of Convocation of the 142nd Ordinary General Meeting of Shareholders of Komatsu Ltd.” In accordance with relevant laws and regulations and with Article 16 of the Articles of Incorporation, such information in Japanese has been posted separately on our website (http://www.komatsu.co.jp/).
1)	Notes to Consolidated Statutory Report
2)	Notes to Non-Consolidated Statutory Report

Information in English has been posted on our English website (http://www.komatsu.com).

3.	Please note that any changes in the matters described in Reference Materials for the General Meeting of Shareholders, Business Report, Non-Consolidated Statutory Report, and Consolidated Statutory Report in Japanese will be posted on our website (http://www.komatsu.co.jp/).

Information in English will be posted on our English website (http://www.komatsu.com).

[Information on Exhibition Following the General Meeting of Shareholders]

With the aim of further elevating our position in the world market in the fields of both Construction, Mining and Utility Equipment and Industrial Machinery and Others, we are working on the development of various technologies and the commercialization of those technologies. We will set up a space to give shareholders a better idea of our business activities after this General Meeting of Shareholders, and we would be grateful if you would visit the exhibition.

(Main Exhibits)
(1)	Efforts towards greater application of ICT (Information and Communication Technology)
•	Autonomous haulage system for super-large dump trucks
•	KOMTRAX (Komatsu Machine Tracking System: a machine tracking system which combines GPS and communication functions)
•	ICT construction and more
(2)	Efforts for Environmental Issues
•	Hybrid hydraulic excavators and their components
•	Engine conforming new emission regulations
•	Wire saws: an equipment for solar cell manufacturing and more
(3)	Activities to contribute to Society
•	Anti-personnel landmine removal projects and more

*	Entry to the exhibition will be limited to shareholders who attend the 142nd Ordinary General Meeting of Shareholders in person.

*	We ask for your kind understanding that there is a possibility that the exhibition may be canceled due to the condition of electricity demand or other reasons.

*	Notes to Consolidated Statutory Report and Notes to Non-Consolidated Statutory Report have been posted separately on our website (http://www.komatsu.co.jp/).
Information in English has been posted on our English website (http://www.komatsu.com).

Attached Documents
Business Report
(April 1, 2010 – March 31, 2011)
1. Current Conditions of Komatsu
(1) Effects of the Great East Japan Earthquake on Komatsu Group’s Business Operations and Responses
During the fiscal year ended March 31, 2011, the Great East Japan Earthquake and the subsequent tsunami that occurred on March 11, 2011 brought about very extensive damages, especially in the Tohoku and northern Kanto regions of Japan. Immediately after this tragic disaster, the Komatsu Group checked the safety of its employees and their families, worked to secure their safety, and made all-out efforts in transporting relief items to disaster-stricken employees and their families. The Komatsu Group also focused its efforts to recover operations of affected plants, suppliers and other business bases.
With respect to production, the buildings and facilities of some plants of the Komatsu Group located in the Tohoku and northern Kanto regions were damaged but we quickly worked to repair them. As for our suppliers, many employees from the Group’s Production and Procurement Divisions went to the suppliers’ facilities and worked together with their employees on quick repair of their facilities. As a result of these efforts, all the affected plants resumed production by the end of March, while we are still experiencing uncertain procurement conditions for some electronic parts of construction equipment as well as electric power supply.
Our sales and service operations were seriously affected by the tsunami. At some bases located along the Pacific Ocean side of the Tohoku region, their buildings, facilities and construction equipment were washed away. While it will take some time for us to recover the full-scale operations of those bases, soon after the devastation brought by the tsunami, we restarted our maintenance and repair service for construction equipment, which is indispensable for the restoration and reconstruction of the affected regions at our other bases nearby.
As an effort within our best capacity to offer equipment and materials needed in the affected regions, we have decided on a JPY 800 million worth assistance action plan centering on free-of-charge lending of our own construction equipment, forklift trucks, temporary housing and power generators. We have delivered them per the requests of local governments.
It is projected that reconstruction work will last for a long time. We recognize the importance of producing construction equipment, an indispensable tool of restoration and reconstruction, promptly delivering them to the needed areas, and continuing our maintenance and repair service to ensure trouble-free use of equipment, while continuing to work to normalize our operations.

(2) Outline of Operations and Business Results
Komatsu Ltd. and its subsidiaries (hereinafter “Komatsu”) embarked on the “Global Teamwork for Tomorrow” mid-range management plan for three years starting in the fiscal year under review, which emphasizes (1) promotion of ICT applications to products and parts, (2) further advancement of environmental friendliness and safety in machine performance, (3) expansion of sales and service operations in Strategic Markets, and (4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.
In the fiscal year under review, the first year of the ongoing mid-range management plan, demand for construction and mining equipment remained at a high level in Strategic Markets, especially in China, Asia and Latin America, while demand recovered and increased from the previous fiscal year in the Traditional Markets of Japan, North America and Europe. Demand for industrial machinery also turned toward recovery, reflecting an increased volume of production of cars in Strategic Markets and growth of the solar cell industry in China and Asia.
[Markets as Positioned by Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS
During the fiscal year under review, as a result of successfully responding to growth in demand in each market, Komatsu recorded consolidated net sales of JPY 1,843.1 billion (USD 22,206 million, at USD 1=JPY 83, hereinafter based on the same rate), up 28.7% from the previous fiscal year. With respect to profits, while the Japanese currency appreciated sharply against the U.S. dollar, Euro and Renminbi from the previous fiscal year and we incurred a loss resulting from the damages by the Great East Japan Earthquake and the subsequent tsunami, we made sizable gains by expanding the volume of sales and continuing structural reform efforts, such as the realization of selling prices and the improvement of production costs. Specifically, operating income reached JPY 222.9 billion (USD 2,686 million), registering an increase of 232.6% from the previous fiscal year, and operating income ratio advanced to 12.1%, an improvement of 7.4 percentage points. Income before income taxes and equity in earnings of affiliated companies increased by 238.3% to JPY 219.8 billion (USD 2,648 million). Net income attributable to Komatsu Ltd. totaled JPY 150.7 billion (USD 1,816 million), recording an improvement of 349.2%.
Consolidated Results for the Fiscal Year Under Review

	142nd Fiscal Year	Changes From
	(April 2010 — March 2011)	141st Fiscal Year
Net sales	JPY 1,843.1 billion	28.7%
Operating income	JPY 222.9 billion	232.6%
Income before income taxes and equity in earnings of affiliated companies	JPY 219.8 billion	238.3%
Net income attributable to Komatsu Ltd.	JPY 150.7 billion	349.2%
Note:	The Consolidated Statutory Report of the Company is prepared in accordance with Article 3, paragraph 1 of the Supplementary Provisions of the Corporate Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009) and the method of preparation conforms to the accounting principles generally accepted in the United States (hereinafter “U.S. GAAP”) in terms of terminology and format.

Business results by operations are described below.
Consolidated Sales by Operation

		Changes From
Segment	142nd Fiscal Year	141st Fiscal Year
Construction, Mining and Utility Equipment	JPY 1,615.6 billion	27.4%
Industrial Machinery and Others	JPY 227.4 billion	39.5%
Total	JPY 1,843.1 billion	28.7%
1) Construction, Mining and Utility Equipment
Komatsu expanded consolidated net sales of construction, mining and utility equipment by 27.4% to JPY 1,615.6 billion (USD 19,466 million) by steadfastly capitalizing on global demand recovery.
During the fiscal year under review, Komatsu continued to focus its efforts especially to expand production capacity and reinforce sales and product support capabilities by anticipating the mid to long-range growth of Strategic Markets. To accelerate sales of hybrid hydraulic excavators, which offer improved fuel consumption and CO2 emission volume, Komatsu tooled up the production of new HB205 and HB215LC models of hybrid hydraulic excavators, introduced them on the Japanese market and decided to launch them in major markets around the world. With respect to the utility equipment business, consisting of forklift trucks and mini construction equipment, the Company decided to merge with Komatsu Utility Co., Ltd. by absorption-type merger in order to speed up the pace of strengthening its business in growing overseas markets, further improve their product competitiveness and product development efficiency, and reinforce human resource development.
<Japan>
While public investment began to decline in the second half period of the fiscal year under review, private-sector capital investment remained strong. Against this backdrop, demand for construction equipment headed for recovery centering on the rental equipment segment, and sales improved from the previous fiscal year in Japan. In December 2010, Komatsu launched sales of new HB205 and HB215LC hybrid hydraulic excavators in Japan before overseas markets, received great responses from their customers and enjoyed good sales.
Note:	For effects of the Great East Japan Earthquake on Komatsu Group’s business operations and responses, see on page 5.
<Americas>
In North America, while the U.S. housing starts remained sluggish, overall demand for equipment turned for recovery, supported by strong demand in the rental equipment and mining industries. In this market environment, Komatsu continued to promote the zero inventory of distributors campaign and worked to improve their financial strength. Komatsu also advanced preparation for the market introduction of products compliant to new emission control regulations. In Latin America, demand for equipment remained strong in mining, civil engineering, agricultural and forestry sectors in Brazil, the largest market of Latin American. In Chile where demand for mining equipment grew sharply, Komatsu strengthened its sales and product support capabilities for the mining industry. As a result, sales improved from the previous fiscal year.
<Europe & CIS>
Demand for construction equipment headed for recovery mainly in major markets such as Germany, the United Kingdom and France. While demand recovered in these markets, Komatsu worked to strengthen its product support capability and expand sales of parts by teaming up with its distributors. As a result, sales improved from the previous fiscal year.

In CIS, demand for large equipment grew, centering on use for coal and gold mining as well as energy development, and sales improved from the previous fiscal year. To seize on the mid to long-range demand for mining equipment, Komatsu strengthened its production and product support capabilities by commencing production at Komatsu Manufacturing Rus, LLC in June last year and opening the Kuzbass Support Center in Siberia.
<China>
Demand for construction and mining equipment remained strong, reflecting thriving demand in the mining industry coupled with advancement of infrastructure development and urbanization, especially in inner China. Particularly by steadfastly capitalizing on demand, which followed the Chinese New Year in February this year, sales improved from the previous fiscal year and Komatsu registered record-high sales in China.
In tandem with this market expansion, Komatsu worked to expand its production, sales and product support capabilities, especially by establishing Komatsu China Mining Limited to engage in sales and product support for major mining companies, constructing the new plant of Komatsu (Changzhou) Construction Machinery Corp., opening the KC Techno Center, and training service engineers of distributors in the special training course at Shandong Jiaotong University.
<Asia & Oceania>
In Indonesia, the largest market of Southeast Asia, demand for mining equipment continued to expand, while demand for construction equipment remained strong in the civil engineering, agriculture and forestry sectors. Demand was also strong in India, Thailand, Malaysia and some other countries. In Australia, some mining companies experienced adverse effects of the flood in shipment of their commodities in the second half period, but overall demand for mining equipment remained firm. Under such market conditions, sales accelerated in Asia, resulting in an increase in sales from the previous fiscal year in Asia & Oceania. In Southeast Asia, Komatsu concerted efforts to introduce KOMTRAX (Komatsu Machine Tracking System) -installed standard construction equipment to more regions. In Australia, Komatsu continued to reinforce sales and product support capabilities, including the reorganization of Komatsu Australia Pty Ltd in August last year to further strengthen its capabilities as a distributor.
<Middle East & Africa>
While political and social conditions have continued to be unstable in some countries, demand for equipment remained firm, particularly in the mining sector. As a result, sales improved from the previous fiscal year. Komatsu is expecting market expansion into the future as accompanied by the development of new mines and the recovery of infrastructure development. In Africa, Komatsu continued its efforts to strengthen its product support capability by adding a new training center to foster the growth of service engineers of distributors.
2) Industrial Machinery and Others
In the industrial machinery and others business, Komatsu boosted sales of wire saws for use in slicing silicon ingots, a material for solar cells, as capital investment remained brisk in Asia, centering on China, for the solar cell market. As a result, sales expanded by 39.5% from the previous fiscal year, to JPY 227.4 billion (USD 2,740 million). Orders received for large presses and other machinery upturned for growth, as capital investment in automobile manufacturing industry headed for recovery in China, India, Brazil and some other countries.
To further enhance the competitive strength of its industrial machinery business under such market conditions, following the reorganization of press business in April last year, the Company decided to merge Komatsu NTC Ltd. and Komatsu Machinery Corporation into a single entity and to merge with Komatsu Engineering Corp. by absorption-type merger. Concerning the merger of Komatsu NTC and Komatsu Machinery, as both companies mainly engage in machine tools for the automobile manufacturing industry as well as semiconductor manufacturing equipment, Komatsu is going to focus its efforts to converge their technologies and know-how to develop and produce new products for broader lineups as well as those designed to meet next-generation technological applications. With respect to the absorption-type merger with Komatsu Engineering, as it has a leading-expertise in systems engineering, the Company is going to apply that expertise to its manufacturing engineering, development and design operations.

Furthermore, Komatsu NTC Ltd. has built a new plant in order to expand its production capacity of wire saws against the backdrop of expanding its share of the solar cell market.
(3) Capital Investment
Capital investment increased by JPY 1.5 billion from the previous fiscal year, to JPY 97.7 billion (USD 1,178 million).
1) Breakdown by Segment

Segment	Invested Amounts
Construction, Mining and Utility Equipment	JPY 92.0 billion (USD 1,109 million)
Industrial Machinery and Others	JPY 5.6 billion (USD 69 million)
Total	JPY 97.7 billion (USD 1,178 million)
2) Main Facilities Completed in the Fiscal Year Under Review

Segment	Main Facilities
Construction, Mining and Utility Equipment	Komatsu Manufacturing Rus, LLC: building a new plant
• Products: Medium-sized hydraulic excavators
• Location: Yaroslavl, Russia
Komatsu Castex Ltd.: Expanding manufacturing facilities for key components (iron castings)
• Products: Cylinder blocks, etc.
• Location: Himi City, Toyama, Japan
3) New Constructions, Expansions and Overhauls of Main Facilities in Progress in the Fiscal Year Under Review

Segment	Main Facilities
Construction, Mining and Utility Equipment	Komatsu (Changzhou) Construction Machinery Corp.: relocating (expanding) the plant • Products: Hydraulic excavators, wheel loaders, dump trucks, etc. • Location: Changzhou, Jiangsu, China

(4) Financing
While there was an increase in capital demand from our retail finance business and others during the fiscal year under review, there was a large improvement in income which allowed us to accelerate repayments of loans from financial institutions, including those under Euro Medium Term Notes and the like. As a result, the balance of interest-bearing debt at the fiscal year-end decreased by JPY 42.3 billion from the previous fiscal year-end to JPY 544.0 billion. The net debt-to-equity ratio* improved 0.10 point to 0.50.

*	Net debt-to-equity ratio = (Interest-bearing debt — Cash and cash equivalents — Time deposits) / Komatsu Ltd. shareholders’ equity
(5) Tasks Ahead
Komatsu’s production and procurement of parts remain vulnerable to being affected by such conditions as the electric power supply, suppliers’ recovery of operations, aftershocks and the crippled nuclear plant in Fukushima Prefecture. We will continue our all-out efforts to stabilize production and procurement as we monitor the conditions very carefully.
Concerning the reconstruction of the regions devastated by the Great East Japan Earthquake, we created the Tohoku Operation Department in Sendai City, Miyagi Prefecture in April 2011 to promptly and continuously provide assistance. The Department will ensure dynamic decision-making operations in the affected regions, provide for the smooth transportation of construction equipment, forklift trucks, temporary housing, and spare parts for equipment, and reinforce our service operations.
Looking at our global group-wide business environment, Strategic Markets are steadily expanding in the construction, mining and utility equipment business. We are projecting that the economic growth of countries in Strategic Markets will play the role of driving the demand for equipment. In the industrial machinery and others business, we are also anticipating that demand will continue to grow, as the volume of automobile production is increasing, especially in Strategic Markets.
Komatsu draws its strengths especially from ICT applications, in-house development and production capabilities of key components, global sales and service networks, and flexible procurement and manufacturing operations. In the new mid-range management plan, “Global Teamwork for Tomorrow,” with the goals set for the fiscal year ending March 31, 2013, we are working to further refine our strengths by focusing our efforts on the following activities of importance and will steadfastly generate results. We will also continue our efforts to disseminate and anchor The KOMATSU Way, as all employees of Komatsu engage in Kaizen (improvement) activities in their own work. In addition, we will focus our efforts on our brand management activities designed to further enrich the relationship with our customers for mutual growth with them and foster the growth of employees who are needed for our global business expansion.

Activities of Importance in the “Global Teamwork for Tomorrow”
(i)	Promotion of ICT Applications to Products and Parts

We have built on our record of ICT applications mainly in the domain of construction and mining equipment with the KOMTRAX for construction equipment, the AHS (Autonomous Haulage System) for dump trucks in large-scale mines and other systems. We will continue to apply leading-edge ICT to machine management, machine control, and construction site management in order to enhance our product competitiveness. We will also proactively promote ICT applications to our industrial machinery and forklift trucks. Furthermore, we are going to advance our utilization of a variety of information obtained from the KOMTRAX to improve customers’ productivity and our sales and production planning.

(ii)	Further Advancement of Environmental Friendliness and Safety in Machine Performance

To help our customers reduce CO2 emission volume from their equipment, we are going to advance our hybrid, HST (hydrostatic transmission) and motor-driven technologies for construction equipment and forklift trucks, and our AC Servo technology applied to presses for industrial machinery. With respect to hybrid hydraulic excavators, we are preparing for worldwide launchings of new HB205 and HB215LC models. By combining our in-house development and production of key components, such as engines, hydraulic equipment and control systems with leading-edge technologies, we are continuing our efforts to develop products to meet new emission control regulations in Japan, North America and Europe and to ensure their smooth market introduction. In the domain of mining equipment, we have already introduced the AHS to mines in Chile and Australia, and we are going to further refine the performance and safety of the AHS. We are also going to generate steady results in the Biodiesel Fuel Project in Indonesia which we started in the previous fiscal year.

(iii)	Expansion of Sales and Service Operations in Strategic Markets

In Strategic Markets and in the domain of mining equipment, which both have high growth potential, we are going to make a difference from competitors by not only supplying products which feature superior QCDS (quality, costs, delivery and safety) but also enhancing the operating rates of customers’ equipment through quick and responsive delivery of parts and service. To this end, we are going to upgrade our sales and service capabilities by developing and strengthening distributors, expanding service support bases, reinforcing parts and Reman businesses and supporting customers through ICT applications. Also, in the domain of industrial machinery and forklift trucks, we are going to promote more synergy effects with the construction equipment business, and improve sales and service networks in response to an expanding weight on Strategic Markets centering on China.

(iv)	Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability

While the growth of emerging economies offers us a great chance to expand our business, we need to expect new competition with companies of emerging economies in addition to conventional competition. To win this global mega competition, it is important for us to continuously refine our capability to meet the changes and sharpen our cost competitiveness, as we advance our efforts for growth upheld in the mid-range management plan. To this end, it is absolutely necessary for us to have the power to demonstrate workplace capability and adaptability, i.e., the power to continue our Kaizen (improvement) activities. With this workplace capability and effective ICT utilization, we are going to further heighten our operational flexibility of global manufacturing operations, substantially reduce production costs, and optimize logistics. We are also continuing to make our efforts to reform and streamline our administrative work. Through these Kaizen (improvement) activities, we are going to further enhance our workplace capability and promote human resource development.

Based on the belief that “our corporate value is the total sum of trust given to us by society and all our stakeholders,” Komatsu is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, we will also ensure that all employees share The KOMATSU Way. In addition to improving our business performance, we will facilitate both the development of corporate strength and the achievement of social responsibility in a well balanced manner.
(6) Financial Position and Profit/Loss Trends
(JPY billion)

	139th	140th	141st	142nd
	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	(April 2007 –	(April 2008 –	(April 2009 –	(April 2010 –
	March 2008)	March 2009)	March 2010)	March 2011)
Net sales	2,243.0	2,021.7	1,431.5	1,843.1
Operating income	332.8	151.9	67.0	222.9
Income before income taxes and equity in earnings of affiliated companies	322.2	128.7	64.9	219.8
Net income attributable to Komatsu Ltd.	208.7	78.7	33.5	150.7
Net income attributable to Komatsu Ltd. per share (JPY)	209.87	79.95	34.67	155.77
ROE
(Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	25.1%	9.3%	4.1%	17.2%
ROA
(Income before income taxes and equity in earnings of affiliated companies on Total assets)	16.3%	6.3%	3.3%	10.7%
Total assets	2,105.1	1,969.0	1,959.0	2,149.1
Komatsu Ltd. shareholders’ equity	887.1	814.9	833.9	923.8
Notes:

1.	Following the adoption of the accounting standard issued by the Financial Accounting Standards Board (FASB) and codified in Accounting Standards Codification 810 “Consolidation,” “Net income” in the 140th fiscal year and before was relabeled by “Net income attributable to Komatsu Ltd.”

2.	Net income attributable to Komatsu Ltd. per share is calculated based on the number of shares deducting the average total number of treasury stock during the term from the average total number of shares outstanding during the term.

3.	Figures shown as Income before income taxes and equity in earnings of affiliated companies and ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets) for the 139th fiscal year indicate Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and ROA (Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies on Total assets), respectively.
(7)	Acquisition or Disposal of Other Companies’ Shares, Other Equity Stakes or Stock Acquisition Rights

Name	Timing of Transfer	Details
Ferrotec Corporation	October and December 2010	Transferred 1,820 thousand shares of common stock

(8) Status of Principal Subsidiaries
1) Principal Subsidiaries (As of March 31, 2011)

	Location of		Equity
	Offices and		Ratio
Name	Plants	Capital	(%)	Main Businesses
Komatsu Utility Co., Ltd.	Head Office /Plant (Oyama City, Tochigi)	JPY 13,033 mil	100.0	Manufacture and sale of construction equipment and industrial vehicles
Komatsu Castex Ltd.	Head Office /Plant (Himi City, Toyama)	JPY 6,979 mil	100.0	Manufacture and sale of casting products
Komatsu Construction Equipment Sales and Service Japan Ltd.	Head Office (Sagamihara City, Kanagawa)	JPY 950 mil	100.0	Sale and servicing of construction equipment
Komatsu Used Equipment Corp.	Head Office (Yokohama City, Kanagawa)	JPY 290 mil	*100.0	Sale of used construction equipment
Komatsu Rental Ltd.	Head Office (Yokohama City, Kanagawa)	JPY 1,034 mil	79.0	Rental of construction equipment, etc.
Komatsu Forklift Japan Ltd.	Head Office (Shinagawa-ku, Tokyo)	JPY 500 mil	*100.0	Sale and servicing of industrial vehicles
Komatsu Logistics Corp.	Head Office (Yokohama City, Kanagawa)	JPY 1,080 mil	100.0	Transportation, warehousing baling and other services
Komatsu Industries Corporation	Head Office (Komatsu City, Ishikawa)	JPY 990 mil	100.0	Manufacture, sale and servicing of presses and sheet metal machines
Komatsu NTC Ltd.	Head Office (Shinagawa-ku, Tokyo), Plant (Nanto City, Toyama)	JPY 6,014 mil	100.0	Manufacture, sale and servicing of machine tools, etc.
Komatsu Business Support Ltd.	Head Office (Minato-ku, Tokyo)	JPY 1,770 mil	*100.0	Retail financing of construction equipment
Komatsu America Corp.	Head Office /Plant (USA)	USD 1,027 mil	100.0	Manufacture and sale of construction and mining equipment and supervision in the Americas
Komatsu do Brasil Ltda.	Head Office /Plant (Brazil)	BRL 73 mil	*100.0	Manufacture of construction equipment and casting products
Komatsu Brasil International Ltda.	Head Office (Brazil)	BRL 27 mil	*100.0	Sale of construction equipment
Komatsu Holding South America Ltda.	Head Office (Chile)	USD 100 thou	*100.0	Sale and servicing of construction and mining equipment
Komatsu Cummins Chile Ltda.	Head Office (Chile)	USD 34 mil	*81.8	Sale and servicing of construction and mining equipment
Komatsu Cummins Chille Arrienda S.A.	Head Office (Chile)	USD 43 mil	*81.8	Retail financing, etc. of construction and mining equipment

	Location of		Equity
	Offices and		Ratio
Name	Plants	Capital	(%)	Main Businesses
Komatsu Financial Limited Partnership	Head Office (USA)	—	*100.0	Retail financing, etc. of construction and mining equipment
Komatsu Europe International N.V.	Head Office (Belgium)	EUR 50 mil	100.0	Sale of construction and mining equipment and supervision in Europe
Komatsu UK Ltd.	Head Office /Plant (UK)	GBP 23 mil	*100.0	Manufacture of construction equipment
Komatsu Hanomag GmbH	Head Office /Plant (Germany)	EUR 19 mil	*100.0	Manufacture of construction equipment
Komatsu Mining Germany GmbH	Head Office /Plant (Germany)	EUR 5 mil	*100.0	Manufacture and sale of mining equipment
Komatsu France S.A.S	Head Office (France)	EUR 5 mil	*100.0	Sale and servicing of construction equipment
Komatsu Utility Europe S.p.A.	Head Office /Plant (Italy)	EUR 6 mil	*100.0	Manufacture of construction equipment
Komatsu Italia S.p.A.	Head Office (Italy)	EUR 4 mil	*100.0	Sale and servicing of construction equipment
Komatsu Forest AB	Head Office /Plant (Sweden)	SEK 397 mil	100.0	Manufacture and sale of forestry equipment
Komatsu CIS LLC	Head Office (Russia)	RUB 5,301 mil	100.0	Sale of construction and mining equipment
Komatsu Financial Europe N.V.	Head Office (Belgium)	EUR 40 mil	*100.0	Retail financing of construction and mining equipment
Komatsu Southern Africa (Pty) Ltd.	Head Office (South Africa)	ZAR 1,000	80.0	Sale and servicing of construction and mining equipment
Komatsu Asia & Pacific Pte Ltd.	Head Office (Singapore)	SGD 28 mil	100.0	Sale of construction and mining equipment
PT Komatsu Indonesia	Head Office /Plant (Indonesia)	IDR 192,780 mil	94.9	Manufacture and sale of construction and mining equipment, casting products
Bangkok Komatsu Co., Ltd.	Head Office /Plant (Thailand)	THB 620 mil	*74.8	Manufacture and sale of construction equipment
Komatsu Marketing Support Australia Pty Ltd	Head Office (Australia)	AUD 21 mil	*60.0	Sale of construction and mining equipment

	Location of		Equity
	Offices and		Ratio
Name	Plants	Capital	(%)	Main Businesses
Komatsu Australia Pty Ltd	Head Office (Australia)	AUD 30 mil	*60.0	Sale and servicing of construction and mining equipment
Komatsu Australia Corporate Finance Pty. Ltd.	Head Office (Australia)	AUD 49 mil	*60.0	Retail financing of construction and mining equipment
Komatsu (China) Ltd.	Head Office (China)	USD 135 mil	100.0	Sale of construction and mining equipment and supervision in China
Komatsu (Changzhou) Construction Machinery Corp.	Head Office /Plant (China)	USD 41 mil	*85.0	Manufacture of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	Head Office /Plant (China)	USD 21 mil	*60.0	Manufacture of construction equipment
Komatsu Financial Leasing China Ltd.	Head Office (China)	RMB 980 mil	*100.0	Retail financing of construction equipment
Notes:

1.	Figures with an asterisk (*) are the ratio of investment through subsidiaries of the Company and the ratio includes the stakes held by them.

2.	Komatsu Financial Limited Partnership is a limited partnership based on the state law of Delaware, the U.S., and the Company invests in it through a subsidiary. Its net asset which is equivalent to the capital amounts to USD 359 million.

3.	The number of consolidated subsidiaries of the Company, including those listed above, is 144, and the number of affiliated companies accounted for by the equity method is 39.
2) Others (update on important combination)
i)	In April 2010, the Company transferred a portion of the large press business (product development, sales and service operations) to Komatsu Industries Corporation by absorption-type company split.
ii)	In August 2010, Komatsu Australia Pty. Ltd. (now Komatsu Marketing Support Australia Pty Ltd) established a wholly-owned subsidiary to perform the sales and service functions and named the company using its own name Komatsu Australia Pty Ltd, changing its name to the current name effective the date the new subsidiary was established. Komatsu Marketing Support Australia Pty Ltd is in charge of inventory management of new vehicles and parts, making modifications to machinery onsite, the recycling and sales of parts, etc.
iii)	In April 2011, the Company merged with Komatsu Utility Co., Ltd. by absorption-type merger.
iv)	In April 2011, the Company merged with Komatsu Engineering Corp. by absorption-type merger.
v)	In April 2011, Komatsu NTC Ltd. merged with Komatsu Machinery Corporation by absorption-type merger.
vi)	In April 2011, the Company terminated an agreement concerning Gigaphoton Inc., a joint venture between the Company and Ushio Inc., and entered into an agreement to acquire all the _____shares of Gigaphoton Inc. owned by Ushio Inc. By this acquisition of shares, Gigaphoton Inc. will become a wholly-owned subsidiary of the Company in May 2011.
vii)	In April 2011, the Company resolved to acquire all the shares of Komatsu Rental Ltd. owned by the other shareholder, and then, after making it a wholly-owned subsidiary, merge with the Company by absorption-type merger as of July 2011. Before this merger, Komatsu Rental Ltd. will transfer assets and liabilities that it owns (excluding liabilities arising from rental machinery manufactured by the Company, a portion of real estate, and liabilities related thereof) to its wholly-owned subsidiary, which is set to be established by performing an absorption-type company split.

(9) Major Lines of Business (As of March 31, 2011)

Segment	Principal Products and Businesses
Construction, Mining and Utility Equipment	Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders
	Loading Equipment	Wheel loaders, mini wheel loaders and skid-steer loaders
	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers
	Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers
	Forestry Equipment	Harvesters, forwarders and feller bunchers
	Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines
	Recycling Equipment	Mobile crushers, mobile soil recyclers and mobile tub grinders
	Industrial Vehicles	Forklift trucks
	Other Equipment	Railroad maintenance equipment
	Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment
	Casting Products	Steel castings and iron castings
	Logistics	Transportation, warehousing and packing
Industrial Machinery and Others	Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses
	Sheet Metal Machines	Laser cutting machines, fine plasma cutting machines, press brakes and shears
	Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws
	Defense Systems	Ammunition and armored personnel carriers
	Temperature-Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing
	Others	Prefabricated commercial-use structures

(10) Principal Offices and Plants (As of March 31, 2011)
1) The Company

Offices	Head Office (Minato-ku, Tokyo), Research Division (Hiratsuka City, Kanagawa)

Plants
Awazu Plant (Komatsu City, Ishikawa), Kanazawa Plant (Kanazawa City, Ishikawa), Osaka Plant (Hirakata City, Osaka), Rokko Plant (Kobe City, Hyogo), Ibaraki Plant (Hitachinaka City, Ibaraki), Shonan Plant (Hiratsuka City, Kanagawa), Oyama Plant (Oyama City, Tochigi), Koriyama Plant (Koriyama City, Fukushima)

2) Principal Subsidiaries
Shown in “(8) Status of Principal Subsidiaries” (pages 13 to 15).
(11) Employees (As of March 31, 2011)

Segment	Number of Employees
Construction, Mining and Utility Equipment	36,470
Industrial Machinery and Others	3,924
Others	665

Total	41,059

Notes:

1.	Number of employees increased by 2,541 from the end of the previous fiscal year.

2.	“Others” above includes the number of administrative employees that cannot be classified into the above two (2) business segments.
(12) Main Lenders (As of March 31, 2011)

Balance of Loans
Name of Lenders	(JPY billion)
Sumitomo Mitsui Banking Corporation	67.9
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	60.3
Mizuho Corporate Bank, Ltd.	21.2
China Construction Bank Corporation	18.4
The Sumitomo Trust and Banking Co., Ltd.	14.6

2. Shares of the Company (As of March 31, 2011)

(1) Number of shares authorized to be issued:	3,955,000,000 shares

(2) Total number of shares issued and outstanding:	968,454,876 shares (excluding 30,289,184 shares of treasury stock)

(3) Number of shareholders:	219,643

(4) Major shareholders (top ten)

	Status of Investment by the
	Shareholder in the Company
	Number of
	Shares Held	Equity Ratio
Name of Shareholders	(thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	48,073	4.9
JPMorgan Chase Bank 380055	41,614	4.2
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,978	4.2
Taiyo Life Insurance Company	38,000	3.9
State Street Bank and Trust Company	33,290	3.4
Nippon Life Insurance Company	33,283	3.4
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	21,937	2.2
SSBT OD05 OMNIBUS ACCOUNT — TREATY CLIENTS	19,294	1.9
Sumitomo Mitsui Banking Corporation	17,835	1.8
State Street Bank and Trust Company 505223	17,582	1.8
Notes:

1.	Equity ratio is calculated by subtracting treasury stock.

2.	Although the Company holds 30,289 thousand shares of treasury stock, it is excluded from the major shareholders list above.

3. Matters Regarding Stock Acquisition Rights of the Company etc.
(1) Status of Stock Acquisition Rights (As of March 31, 2011)

		Number of Shares
		Subject to Stock			Period for
	Number of	Acquisition Rights			Exercise of
	Stock	(Number of Shares	Paid-in Amount	Exercise Price per	Stock
Name	Acquisition	per one (1) Stock	per one (1) Stock	one (1) Stock	Acquisition
(Issue Date)	Rights	Acquisition Right)	Acquisition Right	Acquisition Right	Rights
No. 3 Stock Acquisition Rights (August 2, 2004)	300	300,000 shares (1,000 shares)	Without consideration	JPY 673,000	From August 1, 2005 to July 31, 2012
No. 4 Stock Acquisition Rights (August 1, 2005)	575	575,000 shares (1,000 shares)	Without consideration	JPY 1,126,000	From August 1, 2006 to July 31, 2013
No. 5 Stock Acquisition Rights (August 1, 2006)	214	214,000 shares (1,000 shares)	JPY 801,000	JPY 2,325,000	From August 1, 2007 to July 31, 2014
No. 6 Stock Acquisition Rights (August 1, 2006)	426	426,000 shares (1,000 shares)	Without consideration	JPY 2,325,000	From August 1, 2007 to July 31, 2014
No. 7 Stock Acquisition Rights (September 3, 2007)	239	239,000 shares (1,000 shares)	JPY 1,266,000	JPY 3,661,000	From September 3, 2008 to August 31, 2015
No. 8 Stock Acquisition Rights (September 3, 2007)	323	323,000 shares (1,000 shares)	Without consideration	JPY 3,661,000	From September 1, 2008 to August 31, 2015
No. 9 Stock Acquisition Rights (September 1, 2008)	192	192,000 shares (1,000 shares)	JPY 813,000	JPY 2,499,000	From September 1, 2009 to August 31, 2016
No. 10 Stock Acquisition Rights (September 1, 2008)	271	271,000 shares (1,000 shares)	Without consideration	JPY 2,499,000	From September 1, 2009 to August 31, 2016
No. 11 Stock Acquisition Rights (September 1, 2009)	239	239,000 shares (1,000 shares)	JPY 643,000	JPY 1,729,000	From September 1, 2010 to August 31, 2017

		Number of Shares
		Subject to Stock			Period for
	Number of	Acquisition Rights			Exercise of
	Stock	(Number of Shares	Paid-in Amount	Exercise Price per	Stock
Name	Acquisition	per one (1) Stock	per one (1) Stock	one (1) Stock	Acquisition
(Issue Date)	Rights	Acquisition Right)	Acquisition Right	Acquisition Right	Rights
No. 12 Stock Acquisition Rights (September 1, 2009)	380	380,000 shares (1,000 shares)	Without consideration	JPY 1,729,000	From September 1, 2010 to August 31, 2017
No. 13 Stock Acquisition Rights (August 2, 2010)	210	21,000 shares (100 shares)	JPY 178,500	JPY 100	From August 2, 2013 to July 31, 2018
No. 14 Stock Acquisition Rights (August 2, 2010)	558	55,800 shares (100 shares)	Without consideration	JPY 100	From August 2, 2013 to July 31, 2018
Notes:

1.	The type of shares subject to Stock Acquisition Rights shall be common stock of the Company.

2.	“Exercise price” above means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”
(2) Stock Acquisition Rights Held by Directors and Corporate Auditors of the Company (As of March 31, 2011)
1) Stock Acquisition Rights Held by Directors (excluding Outside Directors)

	Number of Holders	Number of Stock	Number of Shares
	of Stock Acquisition	Acquisition Rights	Subject to Stock
Name	Rights	Owned	Acquisition Rights
No. 3 Stock Acquisition Rights	2	190	190,000 shares
No. 4 Stock Acquisition Rights	3	220	220,000 shares
No. 5 Stock Acquisition Rights	4	155	155,000 shares
No. 6 Stock Acquisition Rights*	3	41	41,000 shares
No. 7 Stock Acquisition Rights	5	156	156,000 shares
No. 8 Stock Acquisition Rights*	2	21	21,000 shares
No. 9 Stock Acquisition Rights	5	128	128,000 shares
No. 10 Stock Acquisition Rights*	2	22	22,000 shares
No. 11 Stock Acquisition Rights	7	206	206,000 shares
No. 13 Stock Acquisition Rights	7	189	18,900 shares
Notes:

1.	Stock Acquisition Rights that were granted to Directors as remuneration for their execution of duties are No. 5 and its subsequent issuances of Stock Acquisition Rights.

2.	An asterisk (*) indicates Stock Acquisition Rights issued at the time when incumbent Directors, as of March 31, 2011, were employees of the Company (prior to being elected as Directors).
2) Stock Acquisition Rights Held by Outside Directors

	Number of Holders	Number of Stock	Number of Shares
	of Stock Acquisition	Acquisition Rights	Subject to Stock
Name	Rights	Owned	Acquisition Rights
No. 9 Stock Acquisition Rights	2	16	16,000 shares
No. 11 Stock Acquisition Rights	2	22	22,000 shares
No. 13 Stock Acquisition Rights	3	21	2,100 shares

3) Stock Acquisition Rights Held by Corporate Auditors

	Number of Holders	Number of Stock	Number of Shares
	of Stock Acquisition	Acquisition Rights	Subject to Stock
Name	Rights	Owned	Acquisition Rights
No. 6 Stock Acquisition Rights	1	10	10,000 shares
No. 8 Stock Acquisition Rights	1	14	14,000 shares

Note:	Above indicates Stock Acquisition Rights issued at the time when an incumbent Corporate Auditor, as of March 31, 2011, was an employee of the Company (prior to being elected as Corporate Auditor).
(3)	Stock Acquisition Rights Issued During the Fiscal Year Under Review to Employees of the Company and Directors of the Subsidiaries of the Company

				Number of
			Number of	Shares Subject
			Stock	to Stock
		Number of	Acquisition	Acquisition
Name	Grantees	Grantees	Rights Issued	Rights
No. 14 Stock Acquisition Rights	Employee of the Company	50	458	45,800 shares
	Directors of the subsidiaries of the Company	12	100	10,000 shares

4. Directors and Corporate Auditors of the Company
(1) Names etc. of Directors and Corporate Auditors (As of March 31, 2011)

In Charge at the Company and
Position	Name	Important Concurrent Positions Held in Other Organizations
Chairman of the Board	Masahiro Sakane	Outside Director of Nomura Holdings, Inc.* Outside Director of Tokyo Electron Limited* Outside Director of Asahi Glass Co., Ltd.*
President and Representative Director, and CEO	Kunio Noji	—
Executive Vice President and Representative Director	Yoshinori Komamura	President of Construction & Mining Equipment Marketing Division
Director and Senior Executive Officer	Yasuo Suzuki	President of Industrial Machinery Division In Charge of the Ishikawa Prefecture Area Outside Director of Fuji Technica Inc.*
Director and Senior Executive Officer	Kenji Kinoshita	CFO Supervising Investor Relations
Director and Senior Executive Officer	Masao Fuchigami	Supervising Environment, Research, Design & Development and Quality Assurance
Director and Senior Executive Officer	Tetsuji Ohashi	President of Production Division Supervising Production and e-KOMATSU
Director	Kensuke Hotta	Chairman and Representative Director of Greenhill & Co. Japan Ltd.*
Chairman and Representative Director of Hotta Partners Inc.*
Outside Corporate Auditor of Mitsui O.S.K. Lines, Ltd.*
Outside Corporate Auditor of SEIREN CO., LTD. *
Director	Noriaki Kano	Professor Emeritus at Tokyo University of Science
Director	Kouichi Ikeda	Corporate Advisor of Asahi Breweries, Ltd.
Standing Corporate Auditor	Masaji Kitamura	—
Standing Corporate Auditor	Kyoji Torii	—
Corporate Auditor	Makoto Okitsu	Advisor of Teijin Limited
Corporate Auditor	Hiroyuki Kamano	Partner (Attorney at law) of Kamano Sogo Law Offices Outside Director of SUMITOMO LIFE INSURANCE COMPANY*
Corporate Auditor	Kunihiro Matsuo	Attorney at law
Outside Director of Asahi Glass Co., Ltd.
Outside Director of Tokyo Stock Exchange Group, Inc.*
Outside Corporate Auditor of Toyota Motor Corporation*
Outside Corporate Auditor of MITSUI & CO., LTD.*

Notes:

1.	Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda are Outside Directors.

2.	Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are Outside Corporate Auditors.

3.	The Company designated Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda as Independent Director and Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo as Independent Corporate Auditor and submitted the notification to the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their regulations and related rules.

4.	An asterisk (*) indicates important concurrent positions held in other organizations.

5.	Regarding important concurrent positions held by Directors and Corporate Auditors at other organizations, relations between the Company and those organizations are as follows.
(i)	The Company consigns some of the maritime transportation of construction and mining equipment to Mitsui O.S.K. Lines, Ltd., for which Outside Director Kensuke Hotta serves as Outside Corporate Auditor.
(ii)	SUMITOMO LIFE INSURANCE COMPANY, for which Outside Corporate Auditor Hiroyuki Kamano serves as Outside Director, is one of the group life insurance providers of the Company.
(iii)	The Company and its consolidated subsidiaries sell industrial machinery to Toyota Motor Corporation, for which Outside Corporate Auditor Kunihiro Matsuo serves as Outside Corporate Auditor.
(iv)	MITSUI & CO., LTD., for which Outside Corporate Auditor Kunihiro Matsuo serves as Outside Corporate Auditor, contributes capital and provides other financial assistance to some subsidiaries and distributors, etc. of the Company for the overseas sale and servicing of construction and mining equipment.
(v)	There are no particular trading relationships, etc. between the Company and other organizations at which Directors and Corporate Auditors hold concurrent positions other than those set forth in (i) to (iv) above.

6.	Standing Corporate Auditor Kyoji Torii has long engaged in accounting-related duties at the Company, and has considerably profound knowledge concerning financial affairs and accounting.

7.	The Company employs the Executive Officer System.

(2) Remuneration for Directors and Corporate Auditors
1)	Policy regarding the determination of remuneration
In an effort to maintain an objective and transparent remuneration system, the policy and levels of remuneration for Directors and Corporate Auditors of the Company are deliberated by the Compensation Advisory Committee, which consists of four (4) external members (two (2) Outside Corporate Auditors, one (1) Outside Director and one (1) outside expert) and one (1) internal member. Taking its reports and recommendations into consideration, the remuneration for Directors is determined by the Board of Directors, and the remuneration for Corporate Auditors is determined by discussions by the Corporate Auditors, respectively, within the range previously determined by resolution of the General Meeting of Shareholders.
With regards to remuneration levels, comparison of other key, globally active manufacturers in Japan is made by the Compensation Advisory Committee and is reflected in its reports and recommendations.
The remuneration for Directors is comprised of fixed remuneration (paid monthly) and performance-based remuneration linked to Komatsu’s consolidated performance. The total amount paid of performance-based remuneration shall be calculated each year by evaluating the basic indicators of ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity) and ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets) at the ratio described in the below table and making adjustments for growth (growth rate of consolidated sales) and profitability (profit margin of segment).

	Indicator	ratio
Basic Indicators	Consolidated ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	70%
	Consolidated ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets)	30%
Adjustment Indicators	Adjustment according to growth rate of consolidated sales and profit margin of segment
Two thirds (2/3) of the total amount of performance-based remuneration shall be paid in the form of cash as Directors’ bonuses, and the remaining one third (1/3) shall be paid by granting Stock Acquisition Rights as stock-based remuneration for the purpose of fostering the same perspective on corporate value with the shareholders and consequently clarifying their incentive to enhance the long-term corporate value of the Company.
Regarding the amount levels of performance-based remuneration, the maximum amount thereof shall be roughly 60% of the total amount of annual remuneration of Directors (which is made up of fixed remuneration (paid monthly) and performance-based remuneration), and the minimum shall be zero (0) (in which case, only fixed remuneration will be paid to the Directors).
The remuneration for Corporate Auditors only consists of fixed remuneration (paid monthly) designed to support their independent position with authority to audit the execution of duties by Directors without getting fettered by the movements of corporate performance of the Company.
The retirement allowance system for Directors and Corporate Auditors was terminated as of June 2007.

2) Remuneration for Directors and Corporate Auditors for the Fiscal Year Under Review

		Amount of Remuneration Paid
					Non-monetary
	Number				Remuneration
	of	Monetary Remuneration			Stock-Based
	Persons	Basic	Bonus		Remuneration
Classification	Paid	Remuneration	(Note 3)	Total	(Note 4)
Director	11	JPY 413 mil	JPY 357 mil	JPY 769 mil	JPY 37 mil	JPY 807 mil
(Outside Director included above)	4	JPY 40 mil	JPY 9 mil	JPY 49 mil	JPY 4 mil	JPY 52 mil
Corporate Auditor	5	JPY 110 mil	—	JPY 110 mil	—	JPY 110 mil
(Outside Corporate Auditor included above)	3	JPY 40 mil	—	JPY 40 mil	—	JPY 40 mil
Total	16	JPY 522 mil	JPY 357 mil	JPY 879 mil	JPY 37 mil	JPY 916 mil
(Outside Director and Outside Corporate Auditor included above)	7	JPY 79 mil	JPY 9 mil	JPY 88 mil	JPY 4 mil	JPY 92 mil
Notes:

1.	As of the end of the fiscal year under review, there are ten (10) Directors (three (3) of whom are Outside Directors) and five (5) Corporate Auditors (three (3) of whom are Outside Corporate Auditors). However, the numbers and amounts in the table above include that for one (1) Outside Director who has retired as of the close of the 141st Ordinary General Meeting of Shareholders on June 23, 2010.

2.	It was resolved at the 135th Ordinary General Meeting of Shareholders, held in June 2004, that the maximum amount of remuneration to be paid to Directors in total per month (excluding bonuses and stock-based remuneration) shall not exceed JPY 60 million (however, not including salaries as employees) and the maximum amount of remuneration to be paid to Corporate Auditors in total per month shall not exceed JPY 10 million. It was also resolved at the 141st Ordinary General Meeting of Shareholders, held in June 2010, that the maximum amount of remuneration to be paid to for Directors in the form of Stock Acquisition Rights to be granted as stock-based remuneration shall not exceed JPY 360 million in total per year (however, not including salaries as employees) and the maximum amount of remuneration to be paid to Outside Directors in total per year shall not exceed JPY 50 million out of those JPY 360 million.

3.	Amount of Bonuses for Directors are the total amount to be paid to Directors, which is planned to be resolved in Item 4 (Payment of Bonuses for Directors) at the 142nd Ordinary General Meeting of Shareholders.

4.	Stock-based remuneration represents the amount of expense allocated as remuneration, etc. for Directors, which are not monetary, in accounting for the fiscal year under review.

5.	The portions of salaries as employees for Directors concurrently serving as employees are not paid.

6.	Amounts of less than JPY one (1) million are rounded to the nearest million yen.

(3) Outside Directors and Outside Corporate Auditors
1) Major Activities in the Fiscal Year Under Review
i) Outside Directors

Attendance to the Meetings
Name	of the Board of Directors	Details of Major Activities
Kensuke Hotta	Attended 14 meetings of the 15 meetings held	Having served as Representative Director of The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation) and as Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now Morgan Stanley MUFG Securities Co., Ltd.), Mr. Kensuke Hotta speaks at the Board of Directors on the subject of management overall based on his profound experience in the business world.
Noriaki Kano	Attended 15 meetings of the 15 meetings held	Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano speaks at the Board of Directors especially on the subject of quality control and production from his standpoint as a specialist of quality control.
Kouichi Ikeda	Attended 11 meetings of the 11 meetings held	Having served as Representative Director of Asahi Breweries, Ltd., Mr. Kouichi Ikeda speaks at the Board of Directors especially on the subject of operation strategy based on his profound experience in the business world.

Note:	The number of meetings of the Board of Directors to which Outside Director Koichi Ikeda attended differs from that of the other Outside Directors, since he was elected at the 141st Ordinary General Meeting of Shareholders held in June 2010.
ii) Outside Corporate Auditors

Attendance to Meetings
Board of Corporate
Name	Board of Directors	Auditors	Details of Major Activities
Makoto Okitsu	Attended 15 meetings of the 15 meetings held	Attended 15 meetings of the 15 meetings held	Having served as Representative Director of Teijin Limited and as Representative Director of Nabtesco Corporation, Mr. Makoto Okitsu speaks on the subject of management overall and corporate governance etc. at the Board of Corporate Auditors and the Board of Directors based on his profound experience in the business world.
Hiroyuki Kamano	Attended 15 meetings of the 15 meetings held	Attended 15 meetings of the 15 meetings held	From his professional standpoint based on his profound experience in cross-border transactions as a lawyer, Mr. Hiroyuki Kamano speaks on the subject of risk management and corporate governance etc. at the Board of Corporate Auditors and the Board of Directors.
Kunihiro Matsuo	Attended 14 meetings of the 15 meetings held	Attended 14 meetings of the 15 meetings held	From his professional standpoint based on his profound experience in the legal profession, Mr. Kunihiro Matsuo speaks on the subject of the risk management and the compliance system of Komatsu and other issues at the Board of Corporate Auditors and the Board of Directors.

2) Outline of Contents of Limited Liability Agreement
In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company has entered into agreements with Outside Directors and Outside Corporate Auditors that limit their liability for damages caused by their dereliction of duty under Article 423, Paragraph 1 of the same. The maximum liability amount specified in these agreements shall be equivalent to those amount stipulated in the Corporation Act.
5. Status of Accounting Auditors
(1)	Name of Accounting Auditors

KPMG AZSA LLC

Note:	KPMG AZSA & Co. became KPMG AZSA LLC on July 1, 2010 as a result of a change in audit corporation classification.

(2)	Amount of Remuneration for Accounting Auditors

1) Remuneration for the Accounting Auditor of the Company in the Fiscal Year Under Review:	JPY 348 million
2) Total amount of money and other financial benefits that the Company and its subsidiaries should pay to the Accounting Auditor:	JPY 737 million
Notes:

1.	The amount of remuneration given in the above-mentioned 1) and 2) include the sum of the amount of remuneration for auditing services in accordance with the Corporation Act and the amount of remuneration for auditing work in accordance with the Financial Instruments and Exchange Law, because the two kinds of remunerations are not clearly separated each other in the audit contract concluded between the Company and the Accounting Auditor, and they cannot be recorded separately.

2.	Among principal subsidiaries of the Company, twenty-eight (28) companies including Komatsu America Corp. are audited by Certified Public Accountants or Audit Corporations other than the Accounting Auditor of the Company.
(3) Details of Non-Auditing Services
The Company pays remuneration to the Accounting Auditor for services principally regarding issuance of bonds other than services defined in Article 2, Paragraph 1 of the Certified Public Accountants Law of Japan.
(4) Policy on Decision to Discharge or Not to Reappoint Accounting Auditors
When Accounting Auditors fall under any of the items in Article 340, Paragraph 1 of the Corporation Act, the Board of Corporate Auditors shall discharge the Accounting Auditors based on the consent of all Corporate Auditors.
When Accounting Auditors lack qualifications and qualities required as Accounting Auditors of the Company, including cases that fall under disqualification reasons specified in Article 337, Paragraph 3 of the Corporation Act, Directors shall submit to a General Meeting of Shareholders a proposal for discharging or not reappointing the Accounting Auditors after obtaining the consent of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors.

6. Systems for Ensuring the Properness of Operations
With regards to systems for ensuring that the execution of duties by Directors complies with laws and regulations, and the Company’s Articles of Incorporation, and other systems for ensuring the properness of operations, the details of the resolution of the Board of Directors are as follows:
(1)	Basic Policy on Internal Control
The Company defines its corporate value as the total sum of trust given to us by society and all stakeholders.
To increase this corporate value, the Company recognizes the importance of strengthening corporate governance. The Company strives to maintain transparency and soundness of management by appointing Outside Directors and Outside Corporate Auditors, while limiting the number of the Board members small so that discussions at the Board of Directors are more substantial. The Company also does its utmost to improve the operation of the Board of Directors, aiming at more effective governance by the Board, ample discussions and quick decision making.
(2)	Systems for Retention and Management of Information Related to Directors’ Execution of Duties
The Company shall adequately retain and manage important information related to Directors’ execution of duties, including the record of Board meetings and other consensus-based, approved documents, as stipulated by laws and regulations, and the Company’s regulations and rules.
(3)	Rules and Other Systems for Risk Management
While continuing to make efforts to raise its corporate value, the Company recognizes the problems related to compliance, environment, product quality, accidents and information security in particular, and other matters, as major risks for continuous growth and is thus implementing the following countermeasures.
i)	The Company shall establish Risk Management Rules to correctly recognize and manage risks. In accordance with the rules, the Company has appointed personnel in charge of individual risks, further promoting the build-up of a solid foundation for risk management.
ii)	The Company shall establish Risk Management Committee to devise risk management policies of Komatsu, evaluate risk measures in place, and take control of risks when they surface. The Risk Management Committee regularly reports its reviews and activities to the Board of Directors.
iii)	The Company shall establish an emergency headquarters when serious risks surface, and work to minimize damage(s) and implement appropriate measures.
(4)	Systems for Ensuring Efficient Execution of Duties by Directors
To ensure the efficient execution of duties by Directors, the Company shall implement the following:
i)	The Board of Directors shall meet every month and more often as needed. It shall strive to maintain transparency and soundness of management through the participation of Outside Directors. It shall also establish the Regulations of the Board of Directors and the Standards for Agenda of Board Meetings, thereby clarifying the matters on which the Board of Directors should make decisions.
ii)	Together with the introduction of the Executive Officer System, the Company shall define the separation of duties for Directors, Executive Officers and senior managers, and set up internal rules including the Regulations of Decision-Making Authority, to ensure appropriate and effective execution of duties by Directors, Executive Officers and other senior managers.
iii)	To promote efficient management of the Board of Directors, the Company shall establish a Strategy Review Committee consisting of Senior Executive Officers and senior managers. Based on the reviews of the Committee, Executive Officers and senior managers execute their duties within the authority delegated by the Board of Directors.

(5)	Systems for Ensuring That the Execution of Duties by Directors and Employees Complies With Laws and Regulations, and the Company’s Articles of Incorporation
The Board of Directors makes decisions on important management matters in accordance with laws and regulations and the Regulations of the Board of Directors. Based on the decisions made by the Board of Directors, each Director not only executes his or her own duties but also supervises employees for the execution of their duties, and reports the conditions thereof to the Board of Directors.
The Company shall establish the Compliance Committee as Komatsu to oversee compliance, and the Committee regularly reports its reviews and activities to the Board of Directors. The Company shall also establish a system to ensure Directors and employees thorough compliance to business rules as well as laws and regulations through a variety of measures, including the provision of Komatsu Code of Worldwide Business Conduct, appointment of the Executive Officer in charge of compliance, and establishment of the Compliance Department. Through all of these, we work to supervise, educate and train Directors, Corporate Auditors and employees.
In addition, the Company shall establish the internal reporting system where those who are discretely reporting questionable actions in light of laws and regulations and business rules will not be penalized.
(6)	Systems for Ensuring the Proper Operation of Komatsu Comprising the Company and Its Subsidiaries
i)	The Company shall establish the Affiliated Company Regulations and relevant rules to contribute to proper and efficient operation of Group management while respecting the independence of the management of affiliated companies. Each affiliated company receives prescribed management and support of the department or division of the Company in charge. It shall also position the Komatsu Code of Worldwide Business Conduct, as the code to be applied by all companies affiliated with Komatsu. Each company in Komatsu shall stipulate various regulations for the proper promotion of duties.
ii)	The Company shall assign and dispatch Directors and Corporate Auditors from the Company to major affiliated companies as needed, in order to strengthen corporate governance on a group-wide basis and monitor their management.
iii)	Important committees of the Company, including the Compliance Committee, Risk Management Committee and Export Control Committee, shall take actions with the entire Group in view, and allow representatives of affiliated companies to take part in their meetings on occasion.
iv)	The Company shall make particularly important affiliated companies regularly report to the Board of Directors of the Company on the status of business, including risks and compliance.
v)	The Internal Audit Department of the Company shall audit each division of the Company, and implement or supervise auditing of major affiliated companies that belong to Komatsu. It shall also monitor and instruct each affiliated company on its internal control and operation built in conformity with the Company. The Internal Audit Department regularly reports the internal control and auditing conditions to the Board of Directors, and also reports to the Board of Corporate Auditors as needed.

(7)	Employees Assisting Corporate Auditors for Execution of Their Duties, When They Ask for Such Employees
The Company shall set up the Office of Corporate Auditors’ Staff, which shall assist Corporate Auditors in their duties, and allocate employees who work as assistants to Corporate Auditors either exclusively or concurrently in another position within the Company.
(8)	Matters Regarding the Independence of the Assistants to Corporate Auditors From Directors
i)	Handling of personnel affairs (employment, appointment and personnel changes) of the employees who belong to the Office of Corporate Auditors’ Staff shall be premised on approval of the Standing Corporate Auditors.
ii)	The employees who exclusively assist the Office of Corporate Auditors’ Staff are independent of control and command of the Directors, and their performance shall be rated by the Standing Corporate Auditors.
(9)	Systems for Directors and Employees Reporting to Corporate Auditors; Systems Relating to Other Reports to Corporate Auditors and Ensuring Effective Audits by Corporate Auditors
i)	In accordance with laws and regulations, Corporate Auditors receive reports by Directors, Executive Officers and other senior managers concerning the conditions of execution of their respective duties.
ii)	In the event that Directors find a serious violation of laws and regulations or other important facts regarding compliance at the Company or affiliated companies of Komatsu, they shall report to the Corporate Auditors immediately.
iii)	The Corporate Auditors shall attend various committees and principle meetings concerning internal control as observers, and also read circulars per management approval sent around to obtain the sanction of executives, which are important decision-making documents of the Company, and essential prior settlement documents.
iv)	Corporate Auditors may appoint legal counsels and other advisors needed for the execution of their duties.
(10)	Basic Policy Pertaining to the Elimination of Antisocial Forces
It shall be the basic policy of the Company to prohibit Komatsu from having any relation whatsoever with antisocial movements or groups that threaten the order and security of civil society from the perspectives of social justice and corporate social responsibility.
i)	The above policy shall be provided in Komatsu Code of Worldwide Business Conduct and diffused throughout the Company as well as each company in Komatsu.
ii)	The general affairs divisions of the Head Office of the Company as well as the general affairs divisions of its main offices and Group companies will work with police and other specialized external organizations to prevent the involvement of antisocial movements or groups in its management and quell any harmful effects they may bring about in accordance with the basic policy.
iii)	The Company will do its utmost to collect information and receive education training from the above external organizations and use above information communally both within the Company and among related Group divisions.
END

Consolidated Balance Sheet
(As of March 31, 2011)

(JPY million)
Assets
Current assets:
Cash and cash equivalents	84,224
Time deposits	734
Trade notes and accounts receivable	532,757
Inventories	473,876
Deferred income taxes and other current assets	152,781

Total current assets	1,244,372

Long-term trade receivables	183,270

Investments:
Investments in and advances to affiliated companies	25,115
Investment securities	60,855
Other	3,124

Total investments	89,094

Property, plant and equipment, less accumulated depreciation	508,387
Goodwill	29,321
Other intangible assets	53,971
Deferred income taxes and other assets	40,722

Total assets	2,149,137

(JPY million)
Liabilities
Current liabilities:
Short-term debt	130,308
Current maturities of long-term debt	122,608
Trade notes, bills and accounts payable	308,975
Income taxes payable	38,829
Deferred income taxes and other current liabilities	199,268

Total current liabilities	799,988

Long-term liabilities:
Long-term debt	291,152
Liability for pension and retirement benefits	48,027
Deferred income taxes and other liabilities	37,290

Total long-term liabilities	376,469

Total liabilities	1,176,457

Equity
Komatsu Ltd. Shareholders’ equity
Common stock	67,870
Capital surplus	140,523
Retained earnings:
Appropriated for legal reserve	34,494
Unappropriated	847,153
Accumulated other comprehensive income (loss)	(131,059)
Treasury stock at cost	(35,138)

Total Komatsu Ltd. shareholders’ equity	923,843

Noncontrolling interests	48,837

Total equity	972,680

Total liabilities and equity	2,149,137

Consolidated Statement of Income
(From April 1, 2010 to March 31, 2011)

(JPY million)
Net sales	1,843,127
Cost of sales	1,343,464
Selling, general and administrative expenses	264,691
Other operating income (expenses)	(12,043)

Operating income	222,929
Other income (expenses):
Interest and dividend income	4,493
Interest expense	(6,475)
Other-net	(1,138)

Other income (expenses)	(3,120)

Income before income taxes and equity in earnings of affiliated companies	219,809
Income taxes:
Current	57,923
Deferred	6,783

Income taxes	64,706

Income before equity in earnings of affiliated companies	155,103
Equity in earnings of affiliated companies	2,724

Net income	157,827

Less net income attributable to noncontrolling interests	(7,075)

Net income attributable to Komatsu Ltd.	150,752

Consolidated Statement of Equity
(From April 1, 2010 to March 31, 2011)
(JPY million)

					Accumulated		Total Komatsu
			Retained earnings		other		Ltd.	Non-
	Common	Capital	Appropriated		comprehensive	Treasury	shareholders’	controlling	Total
	stock	Surplus	for legal reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance, beginning of period	67,870	140,421	31,983	724,090	(95,634)	(34,755)	833,975	42,824	876,799

Cash dividends				(25,178)			(25,178)	(994)	(26,172)
Transfer to retained earnings appropriated for legal reserve			2,511	(2,511)			—		—
Other changes		(51)			7		(44)	2,168	2,124
Comprehensive income:
Net income				150,752			150,752	7,075	157,827
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(37,237)		(37,237)	(2,292)	(39,529)
Net unrealized holding gains (losses) on securities available for sale					1,978		1,978	—	1,978
Pension liability adjustments					(91)		(91)	—	(91)
Net unrealized holding gains (losses) on derivative instruments					(82)		(82)	56	(26)

Comprehensive income (loss)							115,320	4,839	120,159

Issuance and exercise of stock acquisition rights		109					109		109
Purchase of treasury stock						(583)	(583)		(583)
Sales of treasury stock		44				200	244		244

Balance, end of period	67,870	140,523	34,494	847,153	(131,059)	(35,138)	923,843	48,837	972,680

Non-Consolidated Statutory Report is based on Japanese accounting standards.
Non-Consolidated Balance Sheet
(As of March 31, 2011)

(JPY million)
Assets
Current assets:
Cash and deposits	41,838
Notes receivable-trade	668
Accounts receivable-trade	178,256
Merchandise and finished goods	40,403
Work in process	37,508
Raw materials and supplies	5,454
Prepaid expenses	1,380
Deferred tax assets	10,497
Short-term loans receivable	70,423
Accounts receivable-other	19,868
Other current assets	819
Allowance for doubtful accounts	(375)

Total current assets	406,744
Non-current assets:
Property, plant and equipment:
Buildings	56,982
Structures	9,788
Machinery and equipment	59,201
Vehicles	322
Tools, furniture and fixtures	5,004
Land	46,495
Construction in progress	7,021

Total property, plant and equipment	184,816
Intangible assets:
Software	11,422
Other intangible assets	226

Total intangible assets	11,649
Investments and other assets:
Investment securities	46,132
Stocks of subsidiaries and affiliates	313,350
Investments in capital of subsidiaries and affiliates	36,833
Long-term loans receivable	5,763
Long-term prepaid expenses	1,125
Deferred tax assets	76
Other investments	14,603
Allowance for doubtful accounts	(2,818)
Allowance for investment loss	(27,450)

Total investments and other assets	387,618

Total non-current assets	584,085

Total assets	990,829

(JPY million)
Liabilities
Current liabilities:
Notes payable-trade	33
Accounts payable-trade	119,640
Short-term loans payable	31,500
Accounts payable-other	8,564
Accrued expenses	19,010
Income taxes payable	9,207
Advances received	638
Deposits received	81,942
Provision for bonuses	5,935
Provision for directors’ bonuses	385
Provision for product warranties	5,896
Other current liabilities	3,381

Total current liabilities	286,134
Non-current liabilities:
Bonds payable	90,000
Long-term loans payable	45,500
Provision for product warranties	1,353
Provision for retirement benefits	22,191
Other long-term liabilities	4,050

Total non-current liabilities	163,094

Total liabilities	449,228

Net Assets
Shareholders’ equity:
Capital stock	70,120
Capital surplus:	142,733
Legal capital surplus	140,140
Other capital surplus	2,593
Retained earnings:
Legal retained earnings	18,036
Other retained earnings:	326,932
Reserve for special depreciation	62
Reserve for advanced depreciation of non-current assets	13,428
Reserve for special account for advanced depreciation of non-current assets	292
General reserve	210,359
Retained earnings brought forward	102,790

Total retained earnings	344,968
Treasury stock	(34,787)

Total shareholders’ equity	523,035

Valuation and translation adjustments:
Valuation difference on available-for-sale securities	16,516
Deferred gains or losses on hedges	(87)

Total valuation and translation adjustments	16,429
Stock acquisition rights:
Stock acquisition rights	2,135

Total stock acquisition rights	2,135

Total net assets	541,600

Total liabilities and net assets	990,829

Non-Consolidated Statement of Income
(From April 1, 2010 to March 31, 2011)

(JPY million)
Net sales	742,519
Cost of sales	561,357

Gross profit	181,162
Selling, general and administrative expenses	100,086

Operating income	81,075

Non-operating income:
Interest and dividends income	12,739
Other non-operating income	1,470
Non-operating expenses:
Interest expenses	2,445
Other non-operating expenses	6,598

Ordinary income	86,242

Extraordinary income:
Gain on sales of land	618
Gain on sales of investment securities	377
Extraordinary loss:
Impairment loss	2,744
Loss on valuation of investment securities	12
Loss on valuation of stocks of subsidiaries and affiliates	48
Provision of allowance for investment loss	7,412
Expenditure for protection of natural environment	1,074
Business structure improvement expenses	1,203
Expenses related to the disaster	1,843

Income before income taxes	72,898

Income taxes:
Income taxes-current	9,881
Income taxes-deferred	14,744

Net income	48,273

Non-Consolidated Statement of Changes in Net Assets
(From April 1, 2010 to March 31, 2011)
(JPY million)

	Shareholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
								Reserve for
								special
							Reserve for	account for
							advanced	advanced		Retained
		Legal	Other		Legal	Reserve for	depreciation	depreciation		earnings
	Capital	capital	capital	Total capital	retained	special	of non-current	of non-current	General	brought	Total retained
	stock	surplus	surplus	surplus	earnings	depreciation	assets	assets	reserve	forward	earnings
Balance at the end of previous period	70,120	140,140	2,549	142,689	18,036	82	14,095	131	210,359	80,000	322,705

Changes of items during the period
Reversal of reserve for special depreciation						(19)				19	—
Reversal of reserve for advanced depreciation of non-current assets							(667)			667	—
Provision of reserve for special account for advanced depreciation of non-current assets								292		(292)	—
Reversal of reserve for special account for advanced depreciation of non-current assets								(131)		131	—
Dividends from surplus										(25,178)	(25,178)
Net income										48,273	48,273
Purchase of treasury stock
Disposal of treasury stock			43	43
Decrease by corporate division-split-off type										(830)	(830)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	43	43	—	(19)	(667)	160	—	22,789	22,263

Balance at the end of current period	70,120	140,140	2,593	142,733	18,036	62	13,428	292	210,359	102,790	344,968

(JPY million)

	Shareholders’ equity		Valuation and translation adjustments
			Valuation		Total
			difference on	Deferred	valuation
		Total	available-for	gains or	and	Stock
	Treasury	shareholders’	-sale	losses on	translation	Acquisition	Total net
	stock	equity	securities	hedges	adjustments	Rights	assets
Balance at the end of previous period	(34,414)	501,101	15,429	(89)	15,339	2,026	518,467
Changes of items during the period
Reversal of reserve for special depreciation		—					—
Reversal of reserve for advanced depreciation of non-current assets		—					—
Provision of reserve for special account for advanced depreciation of non-current assets		—					—
Reversal of reserve for special account for advanced depreciation of non-current assets		—					—
Dividends from surplus		(25,178)					(25,178)
Net income		48,273					48,273
Purchase of treasury stock	(573)	(573)					(573)
Disposal of treasury stock	200	244					244
Decrease by corporate division-split-off type		(830)					(830)
Net changes of items other than shareholders’ equity			1,086	2	1,089	109	1,199
Total changes of items during the period	(373)	21,934	1,086	2	1,089	109	23,133

Balance at the end of current period	(34,787)	523,035	16,516	(87)	16,429	2,135	541,600

[English Translation of the Independent Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 11, 2011
The Board of Directors
Komatsu Ltd.
KPMG AZSA LLC
Tsutomu Takahashi (Seal)
Designated Limited Liability Partner
Certified Public Accountant
Kensuke Sodekawa (Seal)
Designated Limited Liability Partner
Certified Public Accountant
Takaki Okano (Seal)
Designated Limited Liability Partner
Certified Public Accountant
We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the related notes of Komatsu Ltd. and its subsidiaries as of March 31, 2011 and for the year from April 1, 2010 to March 31, 2011 in accordance with Article 444, Paragraph 4 of the Corporation Act. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in the United States under Article 3, paragraph 1 of the Supplementary Provisions of the Corporate Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009) of Japan (refer to “2. Significant Accounting Policies” of “Basis of Preparation of Consolidated Statutory Report” of “Notes to Consolidated Statutory Report”).
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.
END

[English Translation of the Independent Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 9, 2011
The Board of Directors
Komatsu Ltd.
KPMG AZSA LLC
Tsutomu Takahashi (Seal)
Designated Limited Liability Partner
Certified Public Accountant
Kensuke Sodekawa (Seal)
Designated Limited Liability Partner
Certified Public Accountant
Takaki Okano (Seal)
Designated Limited Liability Partner
Certified Public Accountant
We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and supplementary schedules thereof of Komatsu Ltd. as of March 31, 2011 and for the 142nd fiscal year from April 1, 2010 to March 31, 2011, in accordance with Article 436, Paragraph 2, Item 1 of the Corporation Act. The statutory report and supplementary schedules thereof are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supplementary schedules thereof based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supplementary schedules thereof are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supplementary schedules thereof. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. for the period, for which the statutory report and supplementary schedules thereof were prepared, in conformity with accounting principles generally accepted in Japan.
Additional Information
As stated in “Notes Concerning Significant Subsequent Events” in “Notes to Non-Consolidated Statutory Report,” effective April 1, 2011, Komatsu Ltd. merged with Komatsu Utility Co., Ltd. by absorption-type merger.
As stated in “Notes Concerning Significant Subsequent Events” in “Notes to Non-Consolidated Statutory Report,” Komatsu Ltd. resolved at a meeting of the Board of Directors held on April 27, 2011 that it would merge with Komatsu Rental Ltd. by absorption-type merger and waive claims against the company.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.
END

[English Translation of the Board of Corporate Auditors’ Report Originally Issued in the Japanese Language]
Board of Corporate Auditors’ Report
Regarding the execution of duties by the Directors for the 142nd Fiscal Year from April 1, 2010 to March 31, 2011, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding execution of their duties, and sought explanations as necessary.
Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the Internal Auditing Department and other employees, and made efforts to establish the environment for collecting department information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding execution of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, concerning the content of the resolution of the Board of Directors concerning the maintenance of the systems necessary to ensure that the execution of duties by the Directors as described in the Business Report complies with laws and regulations and the Articles of Incorporation, and other systems necessary to ensure the properness of operations of a Stock Company stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Ordinance for Enforcement of the Corporation Act; and concerning the systems that are maintained based on such resolutions (Internal Control Systems): reports were regularly received from Directors and employees and others regarding the status of establishment and operation, and when necessary, explanation was sought and opinions were expressed. With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received reports with respect to their business from subsidiaries as necessary. Based on the above methods, we examined the Business Report and supplementary schedules thereof for this fiscal year.
Furthermore, we monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “the System for ensuring that duties are executed properly” (matters set forth in each item of Article 131 of the Corporate Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated statutory report (“non-consolidated balance sheet,” “non-consolidated statement of income,” “non-consolidated statement of changes in net assets,” and “notes to non-consolidated statutory report”) and supplementary schedules thereof, and consolidated statutory report (“consolidated balance sheet,” “consolidated statement of income,” “consolidated statement of equity,” and “notes to consolidated statutory report”) for this fiscal year.

2.	Result of Audit

(1)	Results of Audit of Business Report and Other Relevant Documents
1)	We confirm that the Business Report and supplementary schedules thereof fairly represent the Company’s condition in accordance with the related laws and regulations and the Articles of Incorporation.
2)	We have found no significant evidence of wrongful acts or violations of either related laws and regulations, or the Articles of Incorporation with regard to the execution of duties by the Directors.
3)
We confirm that the content of the resolution of the Board of Directors regarding Internal Control Systems is appropriate. In addition, we have found no matters to remark on in regard to the description of the Internal Control System in the Business Report and the execution of duties by the Directors regarding the Internal Control Systems.

(2)	Result of Audit of non-consolidated statutory report and supplementary schedules thereof
We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA LLC, are proper.
(3)	Result of Audit of consolidated statutory report
We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA LLC, are proper.
May 16, 2011
The Board of Corporate Auditors
Masaji Kitamura (Seal)
Standing Corporate Auditor
Kyoji Torii (Seal)
Standing Corporate Auditor
Makoto Okitsu (Seal)
Corporate Auditor
Hiroyuki Kamano (Seal)
Corporate Auditor
Kunihiro Matsuo (Seal)
Corporate Auditor
(Note) Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are Outside Corporate Auditors as stipulated in the Corporation Act.
END

Reference Materials for the General Meeting of Shareholders
Proposed Resolution and Reference Information:

Item 1:	Appropriation of Surplus
The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company continues to maintain the policy of redistributing profits by considering consolidated business results to strive to continue stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio does not surpass 40%.
For the 142nd fiscal year, the Company proposes to pay a year-end dividend of surplus as follows, in consideration of the Company’s business performance for the fiscal year and future business development.
(1)	Type of the dividend assets
Cash
(2)	Matters concerning allotment and total amount of the dividend assets
JPY 20 per one (1) common share of the Company (an increase of JPY 12 per one (1) common share of the Company over the previous fiscal year)

Total amount of the dividend assets: JPY 19,369,097,520
(3)	Effective date of dividends of surplus
Thursday, June 23, 2011
Accordingly, combined with the interim dividend of JPY 18 per one (1) common share of the Company, the annual dividend will be JPY 38 per one (1) common share of the Company for this fiscal year, an increase of JPY 22 per one (1) common share of the Company over the previous fiscal year. The consolidated payout ratio is 24%.

Item 2:	Election of Ten (10) Directors
The terms of office of all of the ten (10) Directors will expire as of the close of this Ordinary General Meeting of Shareholders.
Accordingly, the Company proposes that ten (10) Directors be elected.

The candidates for the positions are as follows:

Number of
No. of			Career Summary and Position	Shares of the
Candi-	Name		(In Charge at the Company and Important Concurrent	Company Held
date	(Date of Birth)		Positions Held in Other Organizations)	(shares)
1	Masahiro Sakane (January 7, 1941)	4/1963	Joined the Company	105,800
		6/1989	Director
		6/1994	Managing Director
		6/1997	Executive Managing Director
		6/1999	Executive Vice President and Representative Director
		6/2001	President and Representative Director
		6/2003	CEO
		6/2007	Chairman of the Board and Representative Director
		6/2010	Chairman of the Board (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations]
Outside Director of Nomura Holdings, Inc.
Outside Director of Tokyo Electron Limited
Outside Director of Asahi Glass Co., Ltd.

2	Kunio Noji (November 17, 1946)	4/1969	Joined the Company	77,100
		6/1997	Director
		6/1999	Executive Officer
		6/2000	Senior Executive Officer
		6/2001	Managing Director
		4/2003	Director and Senior Executive Officer
		6/2007	President and Representative Director, and CEO (current)

3	Yoshinori Komamura (February 20, 1948)	4/1970	Joined the Company	29,500
		4/2005	Senior Executive Officer
		4/2005	President of Construction & Mining Equipment Marketing Division (current)
		6/2005	Director
		4/2007	Senior Executive Officer
		6/2010	Executive Vice President and Representative Director (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Construction & Mining Equipment Marketing Division

Number of
No. of			Career Summary and Position	Shares of the
Candi-	Name		(In Charge at the Company and Important Concurrent	Company Held
date	(Date of Birth)		Positions Held in Other Organizations)	(shares)
4	Tetsuji Ohashi (March 23, 1954)	4/1977	Joined the Company	21,300
		4/2007	Executive Officer
		4/2007	President of Production Division (current)
		4/2008	Senior Executive Officer (current)
		6/2009	Director (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Production Division Supervising Production, Information Strategy and Environment

5	Kensuke Hotta (October 12, 1938)	4/1962	Joined The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation, hereinafter “the Bank”)	1,000
		6/1987	Director of the Bank
		10/1990	Managing Director of the Bank
		10/1992	Senior Managing Director and Representative Director of the Bank
		6/1997	Deputy President and Representative Director of the Bank
		1/2001	Chairman of Morgan Stanley Japan Limited
		4/2006	Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now Morgan Stanley MUFG Securities Co., Ltd.)
		10/2007	Chairman and Representative Director of Hotta Partners Inc. (current)
		12/2007	Senior Advisor of Morgan Stanley Japan Securities Co., Ltd.
		6/2008	Director of the Company (current)
		12/2008	Chairman and Representative Director of Greenhill & Co. Japan Ltd. (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations]
Chairman and Representative Director of Greenhill & Co. Japan Ltd.
Chairman and Representative Director of Hotta Partners Inc.
Outside Corporate Auditor of Mitsui O.S.K. Lines, Ltd.
Outside Corporate Auditor of SEIREN CO., LTD.

6	Noriaki Kano (April 29, 1940)	10/1982 6/2006 6/2008	Professor at Faculty of Engineering, Tokyo University of Science Professor Emeritus at Tokyo University of Science (current) Director of the Company (current)	6,000

Number of
No. of			Career Summary and Position	Shares of the
Candi-	Name		(In Charge at the Company and Important Concurrent	Company Held
date	(Date of Birth)		Positions Held in Other Organizations)	(shares)
7	Kouichi Ikeda (April 21, 1940)	4/1963	Joined Asahi Breweries, Ltd.	0
		3/1996	Director of Asahi Breweries, Ltd.
		3/1997	Managing Director of Asahi Breweries, Ltd.
		3/1999	Senior Managing Director of Asahi Breweries, Ltd.
		3/2000	Senior Managing Executive Officer of Asahi Breweries, Ltd.
		3/2001	Senior Managing Director and Senior Managing Executive Officer of Asahi Breweries, Ltd.
		1/2002	President and COO of Asahi Breweries, Ltd.
		3/2006	Chairman of the Board and CEO of Asahi Breweries, Ltd.
		3/2010	Corporate Advisor of Asahi Breweries, Ltd. (current)
		6/2010	Director of the Company (current)

8	*Mamoru Hironaka (September 27, 1950)	4/1974	Joined the Company	19,200
		6/2000	General Manager of Product Planning Department, Development Division
		6/2001	Executive Officer
		4/2004	Vice President of Construction & Mining Equipment Marketing Division
		4/2007	Senior Executive Officer
		4/2009	Senior Executive Officer
		4/2010	Executive Vice President and Representative Director of Komatsu Utility Co., Ltd.
		4/2011	Senior Executive Officer of the Company (current)
		4/2011	President of Utility Equipment Division (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Utility Equipment Division

9	*Mikio Fujitsuka (March 13, 1955)	4/1977	Joined the Company	16,700
		6/2001	General Manager of Corporate Controlling Department
		4/2005	Executive Officer
		4/2008	President of Global Retail Finance Business Division
		2/2009	General Manager of Corporate Planning Department and President of Global Retail Finance Business Division
		4/2010	Senior Executive Officer (current)
		4/2011	CFO (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] CFO Supervising Investor Relations

Number of
No. of			Career Summary and Position	Shares of the
Candi-	Name		(In Charge at the Company and Important Concurrent	Company Held
date	(Date of Birth)		Positions Held in Other Organizations)	(shares)
10	*Fujitoshi Takamura (December 21, 1954)	4/1977	Joined the Company	17,000
		4/2004	General Manager of Construction Equipment Technical Center 1, Development Division
		4/2006	Executive Officer
		4/2009	Vice President of Development Division
		4/2010	Senior Executive Officer (current)
		4/2010	President of Development Division (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Development Division Supervising Research

Notes:

1.	Candidates marked with an asterisk (*) are new candidates for Director.

2.	There are no special interests between the candidates and the Company.

3.
Messrs. Kensuke Hotta, Noriaki Kano and Kouichi Ikeda are candidates for Outside Directors. The Company designated Messrs. Kensuke Hotta, Noriaki Kano and Kouichi Ikeda as Independent Directors and submitted the notification to the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their regulations and related rules.

4.	Matters regarding candidates for Outside Directors
(1)	Reasons for nomination as candidates for Outside Directors

Name	Reasons for Nomination as Candidates
Kensuke Hotta	Having served as Representative Director of The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation) and having experience as Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now Morgan Stanley MUFG Securities Co., Ltd.), Mr. Kensuke Hotta has been active internationally in the financial field and has considerable insight and profound experience in the business world.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

Noriaki Kano	Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano has been active internationally as a specialist of quality control and has considerable insight and profound experience.
Using this insight and experience, his proposals concerning the overall management of the Company are expected to pursue higher “Quality and Reliability,” the Company’s fundamentals, and enhance corporate value. Therefore, the Company nominates him as a candidate for Outside Director.

The Company judged that although Dr. Noriaki Kano has no experience in participating in the management of other companies directly, he would be able to execute the duties of Outside Director adequately because of the above reasons.

Kouichi Ikeda	Having served as Representative Director of Asahi Breweries, Ltd., Mr. Kouichi Ikeda has considerable insight and profound experience in the business world.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

(2)
Outline of facts pertaining to violations of laws and regulations or the Articles of Incorporation or facts of any other unjust acts committed at other companies by candidates for Outside Directors while serving as Director, Executive Officer or Corporate Auditor of said other companies in the past five (5) years, as well as actions taken to prevent reoccurrences and respond after occurrence while serving as Outside Directors or Corporate Auditors of said other companies

Sekisui Chemical Co., Ltd., where Dr. Noriaki Kano served as Outside Corporate Auditor until June 2009, received a cease and desist order and a payment order for surcharge from the Japan Fair Trade Commission in June 2007 for violation of Article 3 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade on the retail prices of polyethylene gas pipes and joints for gas companies.
Dr. Noriaki Kano had been regularly making remarks and promoting awareness about compliance at the Board of Directors of Sekisui Chemical Co., Ltd., mainly from customer-oriented point of view. After the facts came to light, he proposed to create an investigation committee including third parties, as a member of the Board of Corporate Auditors of Sekisui Chemical Co., Ltd. In addition, he has continued to observe the situations based on reports on the implementation of preventative measures and requested explanation as needed.
(3)	When candidates for Outside Directors are currently serving as Outside Director or Corporate Auditor of the Company, the number of years since they took office

Position	Name	Number of Years in Office
Outside Director	Kensuke Hotta	3
Outside Director	Noriaki Kano	3
Outside Director	Kouichi Ikeda	1
Note:
“Number of Years in Office” above shows the time from the day of the General Meeting of Shareholders when such Outside Director was elected for the first time to the day of this Ordinary General Meeting of Shareholders.

(4)
The Company has entered into agreements with Mr. Kensuke Hotta, Dr. Noriaki Kano and Mr. Kouichi Ikeda that limit their liability for damages caused by their dereliction of duty under Article 423, Paragraph 1 of the Corporation Act, in accordance with Article 427, Paragraph 1 of the same. If their reelections are approved, the Company intends to continue the aforesaid agreements. The maximum liability amount specified in these agreements shall be equivalent to the amount stipulated in the Corporation Act.

Item 3:	Election of One (1) Corporate Auditor
The term of office of Mr. Hiroyuki Kamano as Corporate Auditor will expire as of the close of this Ordinary General Meeting of Shareholders.
Accordingly, the Company proposes that One (1) Corporate Auditor be elected.

This item for resolution was reviewed and approved by the Board of Corporate Auditors.

The candidate for the position is as follows:

Number of Shares of
Name	Career Summary and Position		the Company Held
(Date of Birth)	(Important Concurrent Positions Held in Other Organizations)		(shares)
Hiroyuki Kamano (July 21, 1945)	4/1971	Entered the Ministry of Foreign Affairs	3,000
	12/1978	Retired from the Ministry of Foreign Affairs
	4/1981	Registered as an Attorney at law
	10/1988	Partner (Attorney at law) of Kamano Sogo Law Offices (current)
	6/2007	Corporate Auditor of the Company (current)
[Important Concurrent Positions Held in Other Organizations] Outside Director of SUMITOMO LIFE INSURANCE COMPANY

Notes:

1.	There are no special interests between the candidate and the Company.

2.
Mr. Hiroyuki Kamano is a candidate for Outside Corporate Auditor. The Company designated Mr. Hiroyuki Kamano as an Independent Corporate Auditor and submitted the notification to the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their regulations and related rules.

3.	Matters regarding the candidate for Outside Corporate Auditor
(1)	Reason for nomination as a candidate for Outside Corporate Auditor
Mr. Hiroyuki Kamano has abundant practical business experience in the field of international legal affairs as an attorney at law. The Company nominates him as a candidate for Outside Corporate Auditor, since he is expected to provide audits of the overall management of the Company from the standpoint of such a specialist.
The Company judged that although Mr. Hiroyuki Kamano has no experience in participating in the management of other companies directly, he would be able to execute the duties of Outside Corporate Auditor adequately because of the above reasons.
(2)	When candidate for Outside Corporate Auditor is currently serving as Corporate Auditor of the Company, the number of years since he took office

Name	Number of Years in Office
Hiroyuki Kamano	4
Note:
“Number of Years in Office” above shows the time from the day of the General Meeting of Shareholders when the Outside Corporate Auditor was elected for the first time to the day of this Ordinary General Meeting of Shareholders.

(3)
The Company has entered into an agreement with Mr. Hiroyuki Kamano that limits his liability for damages caused by his dereliction of duty under Article 423, Paragraph 1 of the Corporation Act, in accordance with Article 427, Paragraph 1 of the same. If his reelection is approved, the Company intends to continue the aforesaid agreement. The maximum liability amount specified in this agreement shall be equivalent to the amount stipulated in the Corporation Act.

Item 4:	Payment of Bonuses for Directors
Under the Company’s remuneration system for Directors*, the Company proposes to pay bonuses within the range of JPY 357 million in total to the ten (10) Directors who were in office as of the end of the 142nd fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).
The Company requests that the details such as the individual amount and timing of payment to each Director shall be left to the decision of the Board of Directors.
*       As for the remuneration system for Directors, please refer to “Policy regarding the determination of remuneration” (p.24).

Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company
The Company asks for the shareholders’ approval to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238 and 239 of the Corporation Act.
1.	Reasons for Issuing the Stock Acquisition Rights on Preferential Terms and Conditions
The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company without consideration not only for the purposes of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on corporate value with the shareholders. The number of Stock Acquisition Rights to be granted without consideration shall be determined based on the Company’s consolidated performance with the same payment criteria of the “stock-based remuneration” as the Directors of the Company.
2.
The Features and the Maximum Number of the Stock Acquisition Rights that the Board of Directors Can Decide to Issue under the Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issuance can be determined based on the authority granted by this Ordinary General Meeting of Shareholders
The maximum number of Stock Acquisition Rights to be issued under the conditions described in ‘2.(3)’ below shall be 2,529 units.
The maximum number of common stocks to be issued upon the exercise of the Stock Acquisition Rights shall be 252,900 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in ‘2.(3)’ below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.
(2)	The Company may issue Stock Acquisition Rights in question without consideration.
(3)	The features of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders
1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights
The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (“Number of Shares Granted”) shall be 100 shares. However, after the resolution date of this Item (hereinafter “Resolution Date”), if the Company effects stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question.

Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.
Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.
2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights
The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY one (1) per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.
3)	Exercise period for the Stock Acquisition Rights
From August 1, 2014 to July 31, 2019
4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights
i.
The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting Regulations. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.
An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in ‘4) i’ above.

5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer
Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the resolution of the Board of Directors of the Company.
6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company
The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.
7)	Conditions for exercising the Stock Acquisition Rights
If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at ‘3)’ above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided by the Board of Directors of the Company.
8)
In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of the merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i—viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement (in which a division of the Company is merged into a Reorganized Company), a plan for a corporate split (in which a division of the Company is spun off to establish a Reorganized Company), and a share exchange agreement or a plan for transfer of shares (in both of which the Company becomes a fully-owned subsidiary of a Reorganized Company).

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted
At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted the Stock Acquisition Rights of which the number is equivalent to the number of such Rights held at the Reorganized Company.
ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights
Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.
iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights
The number of shares shall be determined in accordance with ‘1)’ above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.
iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights
The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtained by multiplying JPY one (1) per each one (1) share, by the number of shares to be issued for each acquisition right as determined in ‘8) iii’ above.
v.	Exercise period for the Stock Acquisition Rights
The Exercise Period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above, or on the date that the Restructuring Actions take effect, whichever comes later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above.
vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights Such increases shall be determined based on ‘4)’ above.
vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer
Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.
viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights
The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.
9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.
(4)	Delegation of authority to make decisions regarding the issuance of the Stock Acquisition Rights and related matters
In addition to the above provisions, decisions regarding the issuance of the Stock Acquisition Rights and all the relevant details shall be decided by the Board of Directors of the Company which shall be held separately.
End